SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2006

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release dated March 30, 2006 and titled: Nokia Annual General Meeting: Dividend of EUR 0.37 per share for 2005; Nokia to buy back own shares; Board and Committee members elected

PRESS RELEASE

March 30, 2006

Nokia Annual General Meeting: Dividend of EUR 0.37 per share for 2005; Nokia to buy back own shares; Board and Committee members elected

Helsinki, Finland - The Annual General Meeting of Nokia Corporation held on March 30, 2006 (AGM) resolved to distribute a dividend of EUR 0.37 per share for 2005, as proposed by the Board of Directors. The ex-date of the dividend payment is March 31, 2006 and the record date is April 4, 2006. The dividend will be paid as of April 21, 2006.

The AGM resolved to reduce the share capital through cancellation of 341 890 000 Nokia shares currently held by the Company. The share capital will be reduced by a transfer of the aggregate par value of these shares from the share capital to the share issue premium.

The AGM resolved to continue the authorizations held by the Board. It authorized the Board of Directors to increase the share capital by a maximum of EUR 48,540,000, disapplying the shareholders’ pre-emptive right for subscription. The AGM further authorized the Board to repurchase a maximum of 405 million Nokia shares, and to dispose a maximum of 405 million Nokia shares. The authorizations are effective until March 30, 2007.

Nokia to buy back own shares

The Board of Directors confirmed its previously announced plan and resolved to repurchase Nokia shares under the authorization given by the AGM and the Board’s share repurchase plan by using a maximum of EUR 6.5 billion for the repurchases, however, so that a maximum of 405 million Nokia shares be repurchased.

The shares will be repurchased through public trading for purposes identified in the authorization. Shares may be repurchased by using certain derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the day of execution of the arrangement. All shares, however, are to be purchased at a price based on the market price of the Nokia share in public trading.

The repurchases will commence no earlier than April 21, 2006.

Board and Committee members elected

The AGM confirmed the number of the Board members to be ten. The following members of the Nokia Board of Directors - Paul J. Collins, Georg Ehrnrooth, Daniel R. Hesse, Bengt Holmström, Per Karlsson, Edouard Michelin, Jorma Ollila, Marjorie Scardino and Vesa Vainio - were re-elected to the Board for the period ending at the close of the next Annual General Meeting. Keijo Suila was elected as a new member to the Board for the same period.

In its assembly meeting, the Board of Directors re-elected CEO Jorma Ollila to chair the Board. Paul J. Collins was re-elected as Vice Chairman of the Board. As of June 1, 2006 Jorma Ollila will continue as a Non-Executive Chairman, following the termination of his employment with Nokia.

The Board of Directors also elected the members of the Board Committees. For the Personnel Committee, Paul J. Collins was elected as Chairman and Georg Ehrnrooth, Daniel R. Hesse, Edouard Michelin and Marjorie Scardino as members. For the Audit Committee, Per Karlsson was elected as Chairman and Georg Ehrnrooth, Keijo Suila and Vesa Vainio as members. For the Corporate Governance and Nomination Committee, Marjorie Scardino was elected as Chairman and Paul J. Collins, Per Karlsson and Vesa Vainio as members.

The AGM resolved the following annual fees to the members of the Board of Directors: EUR 375,000 to the Chairman, EUR 137,500 to the Vice Chairman and EUR 110,000 to each member of the Board of Directors. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25,000 and the other members of the Audit Committee an additional annual fee of EUR 10,000 each. The Annual General Meeting also resolved that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, in accordance with the practice since 1999.

PricewaterhouseCoopers Oy was re-elected as the external auditor for Nokia for the fiscal period 2006.

Media and investor contacts:

Nokia, Communications, tel. +358 7180 34900

Email: press.office@nokia.com

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel